VF 3-7-03

**AM 3/5/2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

03014443

DIVI

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 7 2003
586

SEC FILE NUMBER
8- 27691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFC Holdings, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 N. Rocky Point Drive, 7th Floor
(No. and Street)

Tampa	FL	33067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan R. Pene (310) 899-8672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles,	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFC Holdings, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Controller

Title

Notary Public

CINDY ATENCIO
Commission # 1280248
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

IFC HOLDINGS, INC.

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon
Filed in Accordance with Rule 17a-5 of the
Securities and Exchange Act of 1934)

IFC HOLDINGS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
IFC Holdings, Inc.:

We have audited the accompanying consolidated statement of financial condition of IFC Holdings, Inc. (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 24, 2003

IFC HOLDINGS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2002

Assets

Assets:		
Cash and cash equivalents	$	24,770,124
Commissions receivable		5,307,071
Forgivable notes receivable		2,726,634
Other receivables		845,943
Due from affiliates		434,211
Deferred tax asset		196,518
Fixed assets, net of accumulated depreciation of $7,205,375		1,314,416
Other assets		4,355,297
Goodwill		16,814,501
Total assets	$	56,764,715

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	6,533,672
Accounts payable and other accrued expenses		7,324,468
Payable to affiliates		419,226
Total liabilities		14,277,366
Stockholder's equity:		
Common stock, $1 par value. Authorized 23,000 shares; issued and outstanding 20,242 shares		20,242
Additional paid-in capital		47,422,753
Accumulated deficit		(4,955,646)
Total stockholder's equity		42,487,349
Total liabilities and stockholder's equity	$	56,764,715

See accompanying notes to consolidated financial statements.

IFC HOLDINGS, INC.

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Notes to Consolidated Statement of Financial Condition

December 31, 2002

(1) Organization and Significant Accounting Policies

(a) Organization

IFC Holdings, Inc. is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc.

The consolidated financial statements include its wholly owned subsidiary, Investment Centers of America, Inc., and certain other nonoperating entities. These companies are collectively referred to as the Company. All significant intercompany transactions have been eliminated in the consolidation process.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company provides "introducing" broker-dealer services to customers of subscribing financial institutions located throughout the United States.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

(c) Commission Revenue and Commission Expense

Securities transactions and the related commission revenue and expense are recorded on a trade-date basis.

(d) Marketable Securities

Securities are carried at fair value based on quoted market prices. Any changes in value are reflected in earnings.

(e) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computers and software which are depreciated over three to five years.

(f) Goodwill

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. Because of the adoption of SFAS No. 142, there was no amortization of goodwill for the year ended December 31, 2002. The Company tested goodwill for impairment using the two-step process described in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any.

(Continued)

(g) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Holborn Delaware Corporation (Holborn), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company has a right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis.

(h) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are accrued expenses, deferred compensation, deferred rent, and the amortization of forgivable loans.

The Company had current taxes payable of $771,173 as of December 31, 2002, which is included in accounts payable and other accrued expenses.

(3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with National Financial Services Corporation (NFSC) and Pershing. The Company promptly transmits all customer funds and securities to NSFC and Pershing. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 6-2/3% of "aggregate debit items," whichever is greater, as these terms are defined. Rule 15c3-1 prohibits a broker-dealer from engaging in any securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by Rule 15c3-1. At December 31, 2002, the Company had net capital of $6,254,640 which was $5,661,936 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1.

(Continued)

(5) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the loans, the principal and interest, if any, is forgiven over the term of the note. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Interest income on the notes is not recognized unless actually paid to the Company.

(6) Defined Contribution Plans

The Company has defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(7) Related Party Transactions

The Company participates in the allocation of costs with other wholly owned subsidiaries of NPH in which the other wholly owned subsidiaries allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the wholly owned subsidiaries.

(8) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. An asset, recorded in other assets, and corresponding liability are included in the consolidated statement of financial condition for $2,120,614.